Filed by PropTech Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PropTech Acquisition Corporation

Commission File No. 333-249468

Q1:	IN THIS DOCUMENT, THE TERMS ‘STOCK’ AND ‘EQUITY AWARDS’ ARE USED. WHAT DO THESE TERMS MEAN?

A:	Stock means actual shares of Porch stock, whether purchased from Porch for cash or received as a result of exercising a vested Porch stock option.

Equity awards means (whether vested or unvested): unexercised stock options, shares of restricted stock, and restricted stock units (often referred to as RSUs). At Porch, RSUs were granted in relation to the Porch 2020 programs providing equity awards during our furlough as well as in lieu of cash compensation.

Q2:	IF I AM A FORMER PORCH TEAM MEMBER AND I HOLD PORCH STOCK, WHAT WILL I RECEIVE IN THE IPO?

A:	If the IPO is completed, at such time you will receive 3 items in exchange for your Porch stock.

1.	Shares in the IPO company that reflect your proportionate ownership in the IPO company when compared to all other stockholders and equity award holders of Porch plus all other stockholders and warrant holders of PTAC. The number of shares of the IPO company will be adjusted through an exchange ratio that reflects the comparative per share values of Porch and the post-IPO company and is designed to preserve the value of your pre-IPO shares.

2.	An allocation of Restricted shares in the IPO company called “earnout shares”[1] that are not tradeable unless the IPO company’s trading price exceeds share price milestones prior to the third anniversary of the IPO. If milestones are met, you would not need to be a Porch full time employee (FTE) at such time to freely trade the applicable earnout shares.

3.	A cash payout[2], based upon your proportionate ownership in Porch compared to all other stockholders in Porch.

[1]	A total of 5 million shares will be issued as earnout shares. We expect that Porch’s founders as well as venture capital and other institutional investors/lenders will be entitled to a substantial majority of these shares given, among other things, their significant investment of cash into Porch from prior years.
[2]	The size of the cash payout is not known at this time (it is between 2 – 6% of the total deal amount). The amount will be distributed based upon your ownership of Porch.

Q3:	IF I AM A FORMER PORCH TEAM MEMBER AND I HOLD VESTED PORCH STOCK OPTIONS, WHAT WILL I RECEIVE IN THE IPO?

A:	Immediately prior to the completion of the IPO, your vested options will be settled through the issuance to you of shares in the pre-IPO company equal to:

●	The number of shares subject to your option;

●	Reduced by the number of shares having a value equal to the aggregate applicable exercise price and any applicable withholding taxes

The result is the same as if you had exercised the vested option immediately prior to the IPO on a cashless basis. Upon the completion of the IPO, the net number of shares that you receive will then be exchanged for:

●	Cash;

●	Shares in the IPO company;

●	“Earnout shares,” as described in Q&A-2, above

Q4:	IF I AM A FORMER PORCH TEAM MEMBER AND I HOLD SERVICE-VESTED PORCH RSUs, WHAT WILL I RECEIVE IN THE IPO?

A:	If you had been granted RSUs during your employment, they were subject to both a service-vesting condition and also the occurrence of an IPO or other type of change in control transaction within a specified period of time. Following leaving the Porch payroll, the RSUs that you continue to hold will have satisfied the service-vesting condition, but not the IPO/change in control condition.

At the completion of the IPO, your RSUs become fully vested and convert into RSUs in the post-IPO company. The number of shares you receive will be adjusted through an exchange ratio that reflects the comparative per share values of Porch and the post-IPO company and is designed to preserve the value of your pre-IPO award, subject to satisfaction of tax obligations (which are addressed in Q9 below). (In plain speak, the number of RSUs may change, this is because you are likely going to get fewer shares of a more valuable stock, but the value of the RSUs will remain the same. Just like 4 quarters equal $1.)

Even though your RSUs will be fully vested upon the completion of the IPO, the shares subject to the award will not be issued to you until the six-month anniversary of the IPO, at which time you will be able to sell the shares.

As a former staff member, you will not be eligible to receive the cash portion of the merger consideration or the “earnout shares” with respect to your RSUs.

Q5:	WHAT ARE THE MILESTONES FOR THE EARNOUT SHARES?

A:	The milestones are as follows:

If Porch stock trades at or above $18.00 per share over any 20 trading days within any 30-consecutive trading day period, then one-third of the earnout shares will vest into your Continental Stock Transfer and Trust Company (Continental) account – see Q&A-6 for more detail about Continental.

If Porch stock trades at or above $20.00 per share over any 20 trading days within any 30-consecutive trading day period, then one-third of the earnout shares will vest into your Continental account.

If Porch stock trades at or above $22.00 per share over any 20 trading days within any 30-consecutive trading day period, then one-third of the earnout shares will vest into your Continental account.

As described above, you will be eligible for the milestone payments only if you hold shares of Porch stock or vested Porch options at the time of IPO. Porch RSUs held at the time of IPO will not qualify for the milestone payments.

Q6:	WHEN WILL I RECEIVE THE EARNOUT SHARES?

A:	If you are a stockholder or holder of vested stock options, you will receive these earnout shares in an account set up for you at Continental Stock Transfer and Trust Company (Continental) as part of the IPO process. Continental will communicate with you via the mail leading up to the IPO as well as following the IPO, including about how to create and access your Continental account and regarding how to move Porch shares out of the Continental account and into your own brokerage account to allow for trading in the shares.

If you hold RSUs, you will receive these earnout shares in an account that will be set up through a coordinated process with the People team, a new vendor that will replace Carta, and you. We expect you to receive shares in such brokerage account within a few weeks following the IPO closing.

Q7:	WHAT ARE THE TAX IMPLICATIONS OF THE IPO TO PORCH STOCKHOLDERS?

A:	Each person’s tax position is different and so Porch is not able to give tax advice. You should speak to your own tax advisor. However, our advisors do not expect the IPO event itself to give rise to any tax to Porch stockholders, other than in respect of any cash received by a stockholder in the IPO.

Q8:	WHAT ARE THE TAX IMPLICATIONS OF THE IPO TO PORCH OPTION HOLDERS WHO ARE FORMER STAFF MEMBERS?

A:	Each person’s tax position is different and so Porch is not able to give tax advice. You should speak to your own tax advisor. Generally, however, a vested Porch option will be taxable to you as ordinary income, subject to withholding taxes, when the option is settled immediately prior to the closing of the IPO, as described in Q&A-3, above. The amount includible in your taxable income will be equal to the value of the shares of Company common stock that you receive, determined at the time of issuance, and you will have a basis in the shares you receive equal to the amount includible in your taxable income. If you later sell those shares, you will recognize capital gain or loss (long-term if you hold the shares for more than one year) at the time of the sale.

Q9:	WHAT ARE THE TAX IMPLICATIONS OF THE IPO TO HOLDERS OF PORCH RSUs WHO ARE FORMER TEAM MEMBERS?

A:	Each person’s tax position is different and so Porch is not able to give tax advice. You should speak to your own tax advisor. Generally, however, a vested Porch RSU award will be taxable to you as ordinary income, subject to withholding taxes, when the shares of the post-IPO company are issued to you six months after the completion of the IPO. The amount includible in your taxable income will be equal to the value of the shares that you receive, determined at the time of issuance, and you will have a basis in the shares you receive equal to the amount includible in your taxable income. If you later sell those shares, you will recognize capital gain or loss (long-term if you hold the shares for more than one year) at the time of the sale.

Q10:	AM I ABLE TO EXERCISE MY PORCH STOCK OPTIONS PRIOR TO THE IPO?

A:	Yes, except as described below, you are able to exercise your vested Porch stock options prior to the IPO. In order to do so, you would need to pay both the strike price and your tax withholding obligations via your Carta account. Please remember, if you have tax due at the time of your exercise, you must immediately send a check to Porch so we can submit this to the IRS on your behalf.

However, in order to administrate the IPO closing, we will not permit the exercise of stock options likely during the 2-week period leading up to the IPO closing. We will communicate this period to you as soon as we know the potential IPO date. For example, if the IPO closing was expected to be December 16, no stock option exercises would be permitted from December 2 through December 16.

Q11:	FOLLOWING THE IPO, HOW WILL I ACCESS MY STOCK OF THE IPO COMPANY?

A:	If you are a stockholder or hold vested stock options, you will receive shares in an account set up for you at Continental Stock Transfer and Trust Company (Continental) as part of the IPO process. Continental will communicate with you via the mail leading up to the IPO as well as following the IPO, including about how to create and access your Continental account and regarding how to move Porch shares out of the Continental account and into your own brokerage account to allow for trading in the shares.

You will need to open your own brokerage account in order to trade in Porch shares and selection of your broker is a decision you will need to make over the course of the coming 4 weeks – we recommend you speaking with a tax advisor. Examples of typical brokerage accounts include eTrade, TDAmeritrade, SoFi, and Charles Schwab. We do not endorse any specific broker.

If you hold RSUs, you will receive these earnout shares in an account that will be set up through a coordinated process with the People team, a new vendor that will replace Carta, and you. We expect you to receive shares in such brokerage account within a few weeks of the IPO closing.

Q12:	WHAT IF I HAVE MORE QUESTIONS?

A:	We understand the IPO is a complex transaction and that much information about it is quite technical. However, at this time, we are not able to answer questions on an individual basis given the work required to complete the IPO on top of ordinary course work – our belief is that the above FAQs addressed many key questions on the minds of former staff members. We appreciate your patience with the process.

PropTech and Porch Business Combination Summary

On July 30, 2020, Porch entered into a definitive agreement with PropTech Acquisition Corporation (NASDAQ: PTAC) (“PropTech”), a special purpose acquisition company targeting businesses in the real estate technology industry, which would result in Porch becoming a publicly listed company. Upon closing of the transaction, which is expected to occur in Q4 2020, PropTech will be renamed Porch Group, Inc. and is expected to remain listed on the Nasdaq Capital Market under the new ticker symbol “PRCH.”

About Porch Group

Seattle-based Porch, the vertical software platform for the home, provides software and services to approximately 10,500 home services companies, such as home inspectors, moving companies, real estate agencies, utility companies, warranty companies and others. Porch helps these service providers grow their business and improve their customer experience. As a way to pay for the software and services, these companies connect their homebuyers to Porch, who in turn make the moving process easier, helping consumers save time and make better decisions about critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. To learn more about Porch, visit porchgroup.com.

About PropTech Acquisition Corporation

PropTech Acquisition Corporation is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses focused on real estate technology. For more information, visit proptechacquisition.com.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or PTAC’s or Porch’s future financial or operating performance. These statements are based on the beliefs and assumptions of the management of PTAC and Porch. Although PTAC and Porch believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither PTAC nor Porch can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this communication include, but are not limited to, statements about the anticipated merger closing timing and the ability of PTAC and Porch prior to the merger, and the combined company following the merger (“New Porch”), to: access, collect and use personal data about consumers; execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business; anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions; manage risks associated with operational changes in response to the COVID-19 pandemic; meet the closing conditions to the merger, including approval by stockholders of PTAC and Porch on the expected terms and schedule; realize the benefits expected from the proposed merger; anticipate the uncertainties inherent in the development of new business lines and business strategies; retain and hire necessary employees; increase brand awareness; attract, train and retain effective officers, key employees or directors; upgrade and maintain information technology systems; acquire and protect intellectual property; meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness; effectively respond to general economic and business conditions; maintain the listing on, or the delisting of PTAC’s or New Porch’s securities from, NASDAQ or an inability to have our securities listed on the NASDAQ or another national securities exchange following the merger; obtain additional capital, including use of the debt market; enhance future operating and financial results; successfully execute expansion plans; anticipate rapid technological changes; comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations; stay abreast of modified or new laws and regulations applying to its business, including copyright and privacy regulation; anticipate the impact of, and response to, new accounting standards; respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events; anticipate the significance and timing of contractual obligations; maintain key strategic relationships with partners and distributors; respond to uncertainties associated with product and service development and market acceptance; anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets; successfully defend litigation; successfully deploy the proceeds from the merger; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, the section entitled “Risk Factors” in PTAC’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, the sections entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in the preliminary proxy statement/consent solicitation statement/prospectus filed by PTAC and other documents of PTAC filed, or to be filed, with the SEC. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither PTAC nor Porch undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

PTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from PTAC’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in PTAC is contained in PTAC’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed business combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus.

Porch and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of PTAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed business combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus.

Additional Information About the Proposed Business Combination and Where to Find It

The business combination will be submitted to stockholders of PTAC for their consideration. PTAC has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and a preliminary prospectus of PTAC and a preliminary consent solicitation statement of Porch, and after the registration statement is declared effective, PTAC will mail a definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PTAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/consent solicitation statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/consent solicitation statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Porch, PTAC and the business combination. When available, the definitive proxy statement/consent solicitation statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of PTAC as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/consent solicitation statement/prospectus, and, when available, the definitive proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Matt Glover

(949) 574-3860

PTAC@gatewayir.com

PropTech Contact:

contact@proptechacquisition.com